Mail Stop 3561

March 26, 2008

Michael Lieber
Chief Executive Officer
Charleston Basics, Inc.
1701 Avenue I
Brooklyn, NY 11230

> **Re:    Charleston Basics, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 24, 2008**
> **File No. 333-145211**

Dear Mr. Lieber:

　　We have reviewed your filing and have the following comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Financial Statements

Note 4 – Related Parties, page F-13

1. We note your response to comment one in our letter dated March 11, 2008.  In this regard, you disclose, "the Company borrowed during the year from a shareholder and owes him $196,500 plus accrued interest. The amount borrowed under the promissory agreement will be repaid in installments or as one lump sum.  Payments shall begin within six months of the agreement and shall continue until the principal balance of this note and any accrued interest have been repaid in full.  All payments shall be first applied to interest and the balance shall be applied to the principal.  In addition, the Company paid him $82,000 in salary."  The shareholder loan appears material to your balance sheet and future liquidity; therefore, revise your filing to include:

    - the date the loan was made,
    - the contracted interest rate,
    - and when the lump sum payment is due.

* * * *

As appropriate, please amend your registration statement in response to this comment.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a letter with your amendment that keys your response to our comment and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.  Please contact Mara L. Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 if you have any questions.

Sincerely,


H. Christopher Owings
Assistant Director

cc:  David Lubin, Esq.
     David Lubin & Associates, PLLC
     Facsimile: (516) 887-8250